

INVEST IN **POWUR**

The Platform Focused on Revolutionizing Residential Solar & Storage in America

powur.com Carlsbad, CA

Technology | SaaS | Climate Change | VC-Backed | Energy

Highlights

VC-Backed

Raised $250K or more from a venture firm

1. 100% virtual, residential solar & storage company in the cloud.

2. Achieved over $1.1 billion in total revenue, demonstrating a scaled platform.

3. $359M in revenue for 2023.

4. Strong Balance Sheet: $17M Cash & Cash Equivalents.

5. Over 4,500 active platform users.

6. 120 active solar contractors on platform servicing 22 states.

7. Grew revenue per project 15% YoY to $41,500

8. Grew Gross Profit After Commissions 25% YoY from 12.2% to 15.3%!

Featured Investors



Craig Stratton

Invested $360,000

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I'm Craig Stratton, CEO and founder of Prosper Solar, with over a decade of experience in the solar and security industries. I've built multiple companies focused on simplifying life through sustainable energy.

"My success didn't come easy—it's been built on blood, sweat, and relentless effort. That's why I don't invest lightly. After working side by side with Powur last year, I saw

firsthand what this company is made of. In a year where over 100 solar companies went out of business, including 4 of the top 10, Powur didn't just survive—it thrived. Jonathan's vision of decentralized energy and crowdfunding, combined with his belief in the goodness of people, set Powur apart as a model that others are now trying to replicate. After nearly two decades in the solar industry, I've never been more excited about the future. That's why I'm thrilled to announce our partnership with Powur. Powur isn't just the future of solar—it's the future of energy. The leadership, integrity, and mission are unmatched. Investing in Powur, like Prosper's motto says, is simply smarter."



Paul Winnowski

Invested $850,000

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Former President & COO Sunrun, largest publicly held residential solar provider.

"As we gear up for this next phase in solar's continued evolution, it's a perfect time to invest in Powur. I'm convinced that Powur has the winning platform for this next chapter. Our lean, asset light model has proven to be resilient in market downturns and nimble in penetrating new markets and capitalizing on the promise of new technologies."

NuFund

Invested $2,000,000

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A new wave of angel investors with a new fund model investing in new technology leaders. Invested an average of $10M each year from 2020 – 2023
nufund.com

Ashok Kamal, Executive Director, NuFund Venture Group

"Markets rise, and fall, and rise again ... Powur is a generational, mission-driven company not only enduring but also driving change in one of the most significant points in industrial history. The visionary team, operational excellence and market leadership strengthen my resolve that Powur will be standing strong as long as people are using energy. This is a company uniquely positioned to create value for investors, and a cleaner world for all of us."

Dane H Maxwell

Invested $242,000

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"Investing in something great is about timing, team, and a founder with a serious backbone. First, timing. You can have the best team on earth, but if the market's not ready, you're out of luck. Second, the team. When the timing's right, the team becomes everything – like, no pressure, but everything. Lastly, it's all about the founder. The question is simple: will they be willing to put their ego in the shredder every day to make this thing work? Jonathan? He's done it more times than I can count. Watching him has been like watching a bodybuilder – break, grow, break, grow, stronger every time. He's a beast, and I believe in him. Let's launch this thing into orbit, my friend!"

Our Team



Jonathan Budd Founder & Chief Executive Officer

Jonathan is the founder of Powur PBC, one of the nation's leading solar & energy storage companies. With over 32,000 completed installations, and an Inc 5000 company 4 years running, Powur is redefining solar sales & fulfillment.



Ethan Miller Chief Operating Officer

Ethan brings over 20 years of experience leading solar companies. Prior to Powur, Ethan was VP of Operations at Sunpower and SVP of Operations at Sunrun. He was instrumental in achieving the #1 residential solar market share in the US.



Cami Boehme Chief Marketing Officer

Cami brings her 20+ years experience in corporate growth strategy and independent sales networks in and outside the energy sector. Prior to Powur, Cami served as Chief Strategy Officer for Crius and Chief Marketing Officer for Viridian Energy.



Dean Rosenberg Chief Technology Officer

For over 25 years, Dean has founded and built tech for disruptive companies, particularly in the energy sector. He developed the first interactive residential solar proposal platform and has been shaping Powur's technology systems and vision since 2020.



Michael Lindmark Chief Financial Officer

Mike has over 25 years of experience enhancing finance and accounting for early-stage companies. In the past 4 years, he has built a skilled internal team and established the necessary processes, systems, and analytics to support Powur's rapid growth.



Bobby Smith Field President

Bobby brings decades of experience in international sales organizational development. His primary role is growing the independent sales channel and developing new markets. Prior to Powur, Bobby was the President of a National nonprofit cancer foundation.



Nickolas Phillips President, Corporate Operations

Nickolas has more than 20 years of cross-functional executive leadership experience in high-growth technology driven organizations that span bootstrapped start-ups, venture backed corporations and public companies.



Kevin Smoker VP, Customer Operations



Kristin Dennis VP Partner Operations

Kristin brings 17 years of residential solar industry experience, specializing in building strategic operational programs for rapid growth. She has managed partner programs & leads Powur teams in compliance, training, procurement, supply chain, and more.



Chris Bunch VP, Design & Engineering

Chris brings over 16 years of experience leading Solar operations. Prior to Powur, Chris was Director of Design Engineering at Sunpower and Director of Design Engineering at Sunrun.



Brady Anderson Senior Director, Install Partner Success



Brady Anderson Senior Director, Install Partner Success



Shannon Joesting Director, IT Project Manager



Noah Baieve Director, Information Technology



Daniel DiFiore Director, Customer Success

Daniel has 17+ years leading global support organizations. He has managed customer support, sales, billing, and technical support for various companies. At Powur, he leads project administration, commissions, PowurOn, Customer Success, and O&M teams.



Paul Kitchen Director, Software Development



Raichail McDonald Director of Enterprise Accounts and Sales Operations



Maria DeGuzman Director of HR

Maria has 15+ years in HR's strategy & management. She's experienced in setting up HR functions for startups, including policies, benefits, recruiting & compliance. With a Finance degree & HR-focused MBA, she brings financial expertise to HR practices.



Daniel Howson Director of Knowledge & Training

Daniel, a solar industry leader with 10+ years in sales, marketing, and training, has led teams nationwide. Since 2014, he's developed training for solar professionals and authored "Selling Solar," offering insights on high-integrity sales.



Justin Brooks Director of Operations



Beth Robinson Director of Customer Support

Welcome to Powur's Reg CF investor page

This offering page is for Regulation CF investments from $250 to $24,999. For Regulation D investments of $25,000 or more, please email Powur directly at RegD@Powur.com

Here is our daily update on the combined capital raised in both offerings as of 10 AM PST on 10/30/2024.

- Reg D: $1,398,310
- Reg CF: $551,637
- Combined: $1,949,947

Please note that, while these two rounds have the same valuation and share price, they are not the same terms. Reg CF is Common Stock, while Reg D is Preferred.

The Origin Story

It all started in the Amazon Rainforest...


THE POWUR ORIGIN STORY
04:16


OUR VISION
To accelerate the adoption of sustainable energy worldwide.


OUR MISSION
To build a world class Solar Sales Enablement


and Project Fulfillment Platform that allows
every member of the ecosystem (customers,
sellers, installers, & employees) to THRIVE.

Why Are We Raising Money?

This is a pivotal moment in the history of the U.S. solar industry and an immediate opportunity for Powur to rapidly gain market share through consolidation. As many of our competitors have struggled to adapt to high interest rates, and changing net-metering policies... **We are THRIVING.** We have shown the resiliency of our distributed labor model and our ability to preserve cash even with substantial volume swings, changing policies, and challenging macroeconomic cycles. As many of our competitors have gone bankrupt or been forced to slow down... *we are speeding up.*

The leading companies entering the next phase of our industry's growth cycle will be positioned to consolidate market share and *emerge as the winners of the mainstream adoption phase of Residential Solar & Energy Storage in America.* Solar adoption today stands at 4%, and significantly less for Energy Storage. This market is still in its earliest stages, yet the future is clear; more Solar + Storage than today. This is the time for Powur and our investors to double down.


Our market has decades of growth ahead


Revenue ($B)
YoY Growth
$60
$40
$20
$10
25%
20%
15%
10%
5%
0%
2024 Est
2025
2026
2027
2028
2029
2030
6 YR CAGR 17%
Data source: https://www.kbvresearch.com/north-america-residential-energy-storage-market/

Forward-looking projections are not guaranteed

The market for Residential Solar + Storage in America is currently between a $17B - $20B annual revenue opportunity, with an annual CAGR expected between 15-19% until 2030. **Powur is working to position itself to grow from hundreds of millions in revenue annually to billions in revenue annually over the next 5-10 years.** This is the moment to aggressively pursue the 10x opportunities to grow our revenue, consolidate market share, and build the next transformational capabilities of our platform that will further differentiate Powur in the marketplace.

We're raising money to:

1) Grow Enterprise 10x

As you will see, we believe we are at the forefront of a brand new model enabling solar contractors to scale with Powur. This is an untapped opportunity that is perfectly timed as solar contractors struggle with

tighter credit lines for equipment, less access to financing, and an increasingly complex market they are forced to navigate. We have a vision to service the long tail of solar contractors and massively expand the customer acquisition & fulfillment capabilities of the Powur Platform.

2) Grow Network Commitment

Since day 1, Powur has been about THE CROWD. We are owned by thousands of investors who represent our customers, sellers, installers, employees, vendors, partners, close business contacts, and the networks that bind us all. Together, the crowd makes up almost 50% of Powur's cap table, and is poised to massively benefit from the company's continued success. We have always believed it is a *strategic advantage* to have our ecosystem committed to the success of Powur.

Right now there is a huge opportunity for investors to take advantage of the macroeconomic cycle and buy ownership in Powur at significantly discounted rates from our 2021 fundraise. We believe this will lead to substantially greater upside for our investors, sellers, installers, and teammates to support Powur growing 10x and **having a massively successful exit* in the next bull cycle.**

* Forward-looking projections are not guaranteed

Our Growth Speaks for Itself

In 2019, we revolutionized the solar industry with the introduction of our COGS pricing model, and a platform designed specifically to serve the top individual solar sales professionals. We cut out the middleman, we gave solar sales professionals industry leading commissions, access to financing and equipment, and all the tools they needed to acquire

to financing and equipment, and all the tools they needed to acquire customers.

Meet Our Sellers:



05:10

This resulted in us building the largest active user base of solar sales professionals in the U.S and Powur Revenue skyrocketing.



Powur Revenue Growth
$400
$300
$200
$100
$0
$2M
$8M
$96M
$188M
$328M
$359M
2018
2019
2020
2021
2022
2023
YEAR
(Audited Financials)

This growth led to Powur becoming one of America's most recognizable & fastest growing companies in solar 4 years in a row.


Inc.5000
Nº 938
2020
AMERICA'S FASTEST-GROWING PRIVATE COS
Inc.5000
Nº 61
2021
AMERICA'S FASTEST-GROWING PRIVATE COS
Inc.5000
Nº 43
2022
AMERICA'S FASTEST-GROWING PRIVATE COS
Inc.5000
Nº 130
2023
Powur PBC

In 2021, we raised $8.5M on WeFunder and from our network of private investors, with the goal of taking the company public within 2-3 years. We did *EXACTLY* what we set out to do. We grew revenue over 70% from 2021 to 2022, and at the end of 22' Powur began talks with the leading investment banks in the country about an IPO or Pre-IPO Fundraise.

By early 2023, we had successfully narrowed which investment banks we wanted to work with to represent Powur, and it was clear that a large late stage capital investment prior to an IPO was the right path to begin the process. At the time, **Powur was valued between $450-600M~ and we were planning to raise $100M-$150M in Q4 23'.** Below is a snapshot of a portion of their analysis.


powur
Discussion Materials
June 1, 2023
Executive Summary
powur
is pleased to meet with Powur regarding a potential offering and other strategic initiatives to fund its next stage of growth
Positioning The Powur
Powur is a scaled residential solar platform that is differentiated from legacy solar installers
Growing network of highly motivated and productive "Powur Warrior" sales force driving ~8x revenue growth (19A-22A)
Proprietary software stack supporting all-in-one platform for all sales and build partners to ensure seamless execution for customers
Attractive growth opportunities in adjacent products, geographies and sales channels provide path to 10%+ long-term EBITDA margins

Story

- **Powur can maximize valuation and potential for successful capital markets transactions by incorporating its own TPO products**
  - **Own the customer for outsized economics**
  - Response to increasing demand shift from loan product to lease / PPAs amidst sustained high interest rate environment
  - Take advantage of various ITC adders under IRA only available to TPO products

Valuation & Timing

- We believe **Resi / Utility Solar developers and Solar Equipment companies are core comparable publicly traded peers to Powur today, and in the near- to medium-term future,** with **Smart Home as-a-Service companies as an aspirational target** as Powur continues to roll out more recurring revenue streams
  - Investors place significant focus **on growth visibility for the Residential / Utility Solar and Solar Equipment comps,** with continued scrutiny around profitability
  - Given the rapid expansion in EBITDA over time, **investors will likely underwrite investment decisions based on a Discounted Future Enterprise Value ("EV") Analysis as the primary valuation methodology,** while referencing precedent transactions, publicly traded peers and DCF as supporting valuation methodologies
  - **We believe Powur would be valued at an Enterprise Value range of ~$300-500mm, with a path to the higher-end of the range by articulating various growth opportunities, path to long-term EBITDA margin potential and incorporating TPO products**
- Given broader multiple reversion in the residential solar market at the moment and certain institutional investors staying on the sidelines in the private markets, **choosing the right time to go to market will be important to drive optimal valuation outcome**
  - **Three public residential solar comps are down (~28%) YTD,** with **SunPower trading at ~13x EV/NTM EBITDA, more than 50% below its three year average**
  - **Powur could take the opportunity to execute its growth strategy, including the TPO products, and develop proof points / milestones before the market becomes constructive**

Powur Pre-IPO Equity Raise Discussion

April 18, 2023

Indicative Valuation

Valuation Detail

Valuation (SPWR Current Price)	2023 Base	2023 High	2024 Base	2024 High
SPWR EV/Revenue Mult. (Less 10%)	1.11x	1.41x	0.97x	1.27x
Powur Install + Finance Revenue	430.3	430.3	591.7	591.7
Equity Value, Non-Recurr. Revenue	**477.4**	**606.5**	**574.2**	**751.7**
ARR Multiple	8.00x	10.00x	6.00x	8.00x
Powur Subscription Revenue	10.0	10.0	13.7	13.7
Equity Value, Recurring Revenue	**80.0**	**100.0**	**82.5**	**110.0**
Net Debt (est., as of 12/23)	23.9	23.9	23.9	23.9
Pre-Money Equity Value, Total	**581.3**	**730.4**	**680.5**	**885.5**

Valuation (SPWR 30-day VWAP)	2023 Base	2023 High	2024 Base	2024 High
SPWR EV/Revenue Mult. (Less 10%)	1.04x	1.34x	0.91x	1.21x
Powur Install + Finance Revenue	430.3	430.3	591.7	591.7
Equity Value, Non-Recurr. Revenue	**447.7**	**576.8**	**538.5**	**716.0**
ARR Multiple	8.00x	10.00x	6.00x	8.00x
Powur Subscription Revenue	10.0	10.0	13.7	13.7
Equity Value, Recurring Revenue	**80.0**	**100.0**	**82.5**	**110.0**
Net Debt (est., as of 12/23)	23.9	23.9	23.9	23.9
Pre-Money Equity Value, Total	**551.6**	**700.7**	**644.8**	**849.8**

Total Pre-Money Equity Value


2023 Multiples
2024 Multiples
581.3
730.4
680.5
885.5
551.6
700.7
644.8
849.8

Commentary

- Our comparable companies analysis splits Powur into three parts
- We apply 2023 and 2024 EV/Revenue multiples to the installation and financing revenue; an EV/ARR multiple to the Subscription revenue; and add net debt to arrive at Equity Value
- We establish a base case based on SunPower trading multiples (with a 10% illiquidity discount) and a high case based on a 0.3x premium to our base case revenue multiples
- We assume 6x-10x ARR multiples based on current clean technology trading multiples (see Appendix C)
- We assess both current and 30-day volume weighted average prices to account for market volatility; these values are relatively consistent today
- We prepared our indicative valuation on the basis of Powur's 2023 base case business plan
- If the process launches after labor day, we can help Powur push investors to underwrite their valuations using 2024 projections, especially if the business is performing well, which would offer considerable upside

All values in $MM unless otherwise stated
All SunPower multiples are sourced from S&P Capital IQ, accessed 4/17/2023

Our approach suggests $600mm to $800+mm is an appropriate pre-money equity value for Powur based on today's trading data; A meaningful valuation uplift may be achievable if public equity market conditions improve

What happened next is one of the greatest lessons in market timing we will probably receive in our lifetime. We are now acutely aware of how to time market cycles, what to be on the lookout for, and when to take advantage of the open windows.

Navigating Macro Challenges

The solar industry has been confronted with two primary challenges in the last 18 months:

1. Rapidly Increasing Interest Rates
2. Changing Net Metering Policies

1. Interest Rates

The solar industry proved to be disproportionately tied to FED interest rates over a majority of industries. At the end of 2022, 97% of solar systems Powur sold were financed through consumer loans. Since our primary competitor is the utility, the monthly loan payment of a solar system compared to the monthly payment of a utility bill is the greatest indicator of consumer demand for our products. The greater the positive delta between our monthly payment for solar vs the utility, the more competitive our product is.

As interest rates rose faster than any time in 40 years, and to 23 year highs, consumers put the brakes on financing as the positive delta shrunk. This led to a sudden reversal in demand. Given inverters are required on every solar system installed, the revenues of Enphase and Solaredge (two largest U.S. inverter manufacturers) are a good proxy into U.S. demand trends.


Navigating Macro Challenges
1. Interest Rates
2. Changing Net Metering Policies
Enphase Revenue ($MM)
SolarEdge Revenue ($MM)
$1,000
$750
$500
$250
$0
$726
$944
$711
$991
$551
$725
$303
$317
$263
$204
$303
$265
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024

2. Net Metering

In addition to the impact of Interest Rates, the two largest residential solar markets in the country (CA & TX) both had substantial changes to net-metering policy. Effectively, these states no longer incent customers to share power from their solar systems with the grid. Customers in both states must install Energy Storage to store the excess power they produce from their solar systems, and consume that power in the evening when the systems aren't producing. Of course, this change had a dramatic impact on demand in both markets as consumers and installers learned to adapt.


Steep decline in California's rooftop solar applications
Consumers rushed to beat an April, 2023 deadline to avoid being paid lower rates for solar power they sell back to the grid. That drove a dramatic increase in homeowners' solar interconnection applications for three months. But that was followed by a 90% decline last May compared to May, 2022. Applications have started to tick back up, but slowly.
80,000
60,000
40,000


20,000
Jan
2021
Apr
Jul
Oct
Jan
2022
Apr
Jul
Oct
Jan
2023
Apr
Jul
Oct

Chart: John Osborn D'Agostino, CalMatters • Source: California Distributed Generation Statistics • Get the data • Created with Datawrapper

The abrupt changes in demand for U.S solar have caused 4 of the top 10 Residential Solar providers to declare bankruptcy or exit Residential Installations within the last 18 months (Sunpower, ADT, Titan, & Palmetto). **Ultimately this is proving to be an ENORMOUS opportunity for Powur.**

While most companies in the solar industry hung on for dear life during this period, Powur is in an entirely different camp. We're not just showing our business model can thrive during the boom times, **we're proving we are a hyper efficient, scalable company, that when things get tough are just as resilient.** We've been able to preserve an enormous amount of our cash, entering Q3 2024 with $17 million in liquid assets and cash, *which makes us one of the financially strongest privately held companies in all of U.S. residential solar.*

Powur Entering Q3 With $17M in Cash + Cash Equivalents:

CURRENT RATIO (6/30/24)		**NET WORKING CAPITAL** (6/30/24)	
Cash & Cash Equivalents	$16,852,448	Current Assets	$40,152,272
Accounts Receivable - Cash	$5,803,934	Current Liabilities	$25,081,469
Accounts Receivable - Financed*	$7,110,421	**Net Working Capital**	**$15,070,803**
Inventory	$1,700,647		
Current Liquid Assets	**$31,467,450**	**Working Capital Ratio**	**1.6**
Accounts Payable	$6,701,680		
Accrued Installation Costs	$3,585,679		
Commissions Payable	$2,882,040		

Commissions Payable	$2,882,949
Payroll Liability	$500,982.02
Current Operating Liabilities	**$13,671,290**
Current Ratio	**2.3**
*Excludes Net Funded AR	

Not only are we one of the financially strongest U.S. solar companies, we have CONTINUED to innovate our product offering, refine our capabilities, and rapidly adjust to changing market conditions.


How about adapting to rapid market changes?
100%
75%
50%
25%
0%
86.9%
10.8%
2.3%
59%
24.7%
16.3%
45.2%
38.3%
16.5%
2022
2023
2024
YEAR
Cash
Loan
TPO

As interest rates rose rapidly, companies were forced to adopt leasing solutions (TPO) to maintain demand. This was a huge shift for Powur as we sold virtually no leases prior to the rise in rates.


Powur YoY shift to energy storage
40%
35.3%


30%
20%
10%
0%
STORAGE ATTACH %
9.4%
15.8%
2022
2023
2024
YEAR

As net metering policies changed, the amount of energy storage attached to every system Powur sells skyrocketed. Powur is now one of the nation's leading platforms selling and installing residential energy storage systems, and *we expect storage attach rates to keep growing.*

It Gets Better

We proved our ability to manage cash, and adapt to changing market conditions. But this market transition is about more than just adapting, the real opportunity is to utilize changing market conditions to **improve the fundamental unit economics.**


We massively improved fundamental unit economics
Average Revenue Per Sale Increased Over 15% YoY
$50,000
$40,000
$30,000
$20,000
$10,000
AVG REV
$35,823
$41,027


$0
2023
2024

We expect average revenue per project is going to continue to climb as we are seeing substantial increases in storage attachment rates. We forecast attach rates to climb as high as 50% in 2025. In fact, Powur Q3 sales are trending close to 50% already.


Increasing storage attach rates will drive both higher
STORAGE ATTACHMENT %
50%
40%
30%
20%
10%
0%
29%
32%
45%
38%
47%
APRIL
MAY
JUN
JUL
AUG
2024

Increasing storage attachment rates are driving Powur's ability to earn more margin, as revenue and profit increase on solar systems paired with energy storage.


Average gross profit after commission increased 25% YoY
20%
15%
11.6%
12.2%
15.3%



GPAC%
10%
5%
0%
2022
2023
2024

We believe the shift to a Solar + Storage future is going to be an economic boom for Powur. We are seeing average revenue per project increase 15% YoY and our gross profit per project increase 25% YoY. As demand continues to climb, Powur is going to make substantially more money on every project we install, driving material gains in our core unit economics. We believe *Powur will be more valuable as a $250M annual run rate company than we were at $350M.*

In addition, we have used this time to become HYPER efficient. Our revenue per employee metrics are off the chart compared to our competition:



We have used this time to become hyper efficient
Our Revenue Per Employee Metrics Are Off the Charts
REV PER EMPLOYEE
$100,000,000
$750,000
$500,000
$250,000
$0
$853,659
$194,597
$429,897
$484,341
$244,691
powur
sunrun
sunnova
ENPHASE
solaredge
(Comparison from most recent public data available)

The future for Powur is clear. *While it isn't guaranteed, we believe we*

The future for Powur is clear. *While it isn't guaranteed, we believe we will be making more money per sale, more profit per sale, and with an even more efficient operating model that will drive substantial operating leverage as revenues surpass former all-time highs.* This is exciting as heck for our investment community, and Powur is enormously grateful for the experiences we have gone through over the last 18 months helping to drive these outcomes.

Demand Forecast

All signs are pointing towards a massive growth year for Powur in 2025. We are currently at *PEAK* interest rates, with consumers knowing that rate reductions are around the corner. This is the hardest time to sell high ticket consumer financing. *But that is NOT stopping Powur…*



33% Q3 Sales Growth
Sales
Q-o-Q Change
CONTRACTS
2,000
1,500
1,000
500
0
40%
20%
0%
-20%
-40%
1,279
1,270
-0.7%
1,693
33.3%
Q1
Q2
Q3
2024

We are seeing ENORMOUS growth in California. California sales have grown 93% QoQ, *while at peak interest rates*, showing that consumers are absolutely fed up with sky high utility bills, and that Powur is nailing

the new products, fulfillment, and value proposition that will lead to huge growth in CA post net metering. We now have the blueprint to follow for every state when the time comes to transition to Solar + Storage, and **we will welcome the increased revenue and per project profit!**


California leading the charge!
93% Q3 Sales Growth!
Sales
Q-o-Q Change
CONTRACTS
600
400
200
0
100%
75%
50%
25%
0%
254
273
7.5%
528
93.4%
Q1
Q2
Q3
2024

Impact of Fed Rate Cuts

What is most exciting is that 100% of Q3 growth in demand is *taking place at peak interest rates*. The FED is publicly declaring it is time to begin an interest rate reduction cycle, and every single rate reduction will make our product more competitive against utilities. Not only will rate reductions boost demand further, they will likely lead to an increase in solar company valuations and pave the way for the next Late Stage open capital window for Powur (not guaranteed).


Expected Fed rate cuts:
6%


4.83%
4.58%
4.33%
4.08%
3.83%
3.58%
3.33%
50 bps
25 bps
25 bps
25 bps
25 bps
25 bps
25 bps
FED FUNDS RATE
4%
2%
0%
SEP 1
SEP 18
NOV
DEC
JAN
MAR
MAY
JUN

Powur Financial Forecast

We have developed three financial models showing our path forward, each with a corresponding set of drivers. As you will see, we are *VALIDATING* in real time the assumptions that are driving our upside scenario. What is clear is that there is massive upside growth potential for Powur in 2025 and beyond, that can make our company worth substantially more than it is today.

BASE FORECAST	**2025**	**2026**	**2027**	**2028**	**2029**	**2030**
Annual Install Volume	5,063	6,834	9,227	12,456	16,815	22,701
Revenue	**$ 211,868,797**	**$ 286,022,876**	**$ 386,130,883**	**$ 521,276,692**	**$ 703,723,535**	**$ 950,026,772**
Contribution Margin	*15.8%*	*16.0%*	*16.5%*	*17.0%*	*17.5%*	*18.0%*
CM $	$ 33,369,336	$ 45,763,660	$ 63,711,596	$ 88,617,038	$ 123,151,619	$ 171,004,819
Opex %	*13.0%*	*12.5%*	*11.9%*	*10.7%*	*10.1%*	*9.5%*
Opex $	$ 27,542,944	$ 35,752,860	$ 45,949,575	$ 55,776,606	$ 71,076,077	$ 90,252,543
EBITDA	**$ 5,826,392**	**$ 10,010,801**	**$ 17,762,021**	**$ 32,840,432**	**$ 52,075,542**	**$ 80,752,276**
EBITDA %	*2.8%*	*3.5%*	*4.6%*	*6.3%*	*7.4%*	*8.5%*
Capex	$ 2,648,360	$ 2,860,229	$ 3,861,309	$ 5,212,767	$ 7,037,235	$ 9,500,268
Capex %	*1.3%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*
Treasury Yield	$425,000	$578,129	$753,470	$1,047,803	$1,643,707	$2,408,986
Operating Cash Flow	**$ 3,603,032**	**$ 7,728,701**	**$ 14,654,182**	**$ 28,675,467**	**$ 46,682,014**	**$ 73,660,993**

BULL FORECAST	2025	2026	2027	2028	2029	2030
Annual Install Volume	5,841	8,762	13,143	18,401	25,761	36,065
Revenue	**$ 244,463,997**	**$ 366,695,996**	**$ 550,043,993**	**$ 770,061,591**	**$ 1,078,086,227**	**$ 1,509,320,717**
Contribution Margin	*15.8%*	*16.5%*	*17.0%*	*17.5%*	*18.0%*	*18.0%*
CM $	$ 38,503,080	$ 60,504,839	$ 93,507,479	$ 134,760,778	$ 194,055,521	$ 271,677,729
Opex %	*12.9%*	*10.9%*	*10.6%*	*9.8%*	*8.9%*	*8.0%*
Opex $	$ 31,535,856	$ 39,969,864	$ 58,304,663	$ 75,466,036	$ 95,949,674	$ 120,745,657
EBITDA	**$ 6,967,224**	**$ 20,534,976**	**$ 35,202,816**	**$ 59,294,742**	**$ 98,105,847**	**$ 150,932,072**
EBITDA %	*2.9%*	*5.6%*	*6.4%*	*7.7%*	*9.1%*	*10.0%*
Capex	$ 3,055,800	$ 3,666,960	$ 5,500,440	$ 9,625,770	$ 13,476,078	$ 18,866,509
Capex %	*1.3%*	*1.0%*	*1.0%*	*1.25%*	*1.25%*	*1.25%*
Treasury Yield	$425,000	$609,298	$1,167,786	$1,736,982	$2,609,753	$4,132,680
Operating Cash Flow	**$ 4,336,424**	**$ 17,477,314**	**$ 30,870,161**	**$ 51,405,954**	**$ 87,239,522**	**$ 136,198,242**

BEAR FORECAST	2025	2026	2027	2028	2029	2030
Annual Install Volume	4,478	5,374	6,718	8,397	10,496	13,120
Revenue	**$ 187,422,398**	**$ 224,906,877**	**$ 281,133,597**	**$ 351,416,996**	**$ 439,271,245**	**$ 549,089,056**
Contribution Margin	*15.8%*	*16.0%*	*16.5%*	*16.5%*	*17.0%*	*17.0%*
CM $	$ 29,612,739	$ 35,985,100	$ 46,387,043	$ 57,983,804	$ 74,676,112	$ 93,345,139
Opex %	*14.8%*	*13.9%*	*13.1%*	*11.9%*	*10.6%*	*10.0%*
Opex $	$ 27,738,515	$ 31,262,056	$ 36,828,501	$ 41,818,622	$ 46,562,752	$ 54,908,906
EBITDA	**$ 1,874,224**	**$ 4,723,044**	**$ 9,558,542**	**$ 16,165,182**	**$ 28,113,360**	**$ 38,436,234**
EBITDA %	*1.0%*	*2.1%*	*3.4%*	*4.6%*	*6.4%*	*7.0%*
Capex	$ 2,182,000	$ 2,249,069	$ 2,811,336	$ 3,514,170	$ 4,392,712	$ 5,490,891
Capex %	*0.8%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*	*1.0%*
Interest Income	$400,000	$428,920	$548,373	$735,062	$993,908	$1,475,369
Operating Cash Flow	**$ 92,224**	**$ 2,902,895**	**$ 7,295,579**	**$ 13,386,074**	**$ 24,714,555**	**$ 34,420,712**

(Forward-looking projects cannot be guaranteed)

Enterprise: The Next 10x Growth Opportunity

We have saved the best for last. Powur is currently on the cusp of introducing a revolutionary new model for the Solar + Storage industry; **our enterprise installer program.**



powur
INDIVIDUAL
powur
ENTERPRISE

We are taking the sales enablement and project fulfillment capabilities of our platform and opening those capabilities to local and regional installers to grow their businesses. This shift from Powur to direct seller to Powur to Enterprise is a massive 10x growth opportunity. The long tail of residential solar contractors represents 65% of the total market, and we are the ONLY residential sales enablement and fulfillment platform servicing this segment.

Total Residential Market Share in 2022:



4.2 GW
65.1%
Long Tail Contractors
Powur
Momentum Solar
Trinity Solar
SunPower


1.8%
2.0%
3.6%
3.9%
5.3%
13.9%
Tesla Energy
Freedom Forever
Titan Solar Power
Sunrun
Source: Aranca Analysis, Desk Research, Primary Research

Validation for 2025 Upside Scenario

We just signed our first two exclusive enterprise contracts in company history that *we believe will earn substantial revenues over the next 3 years (not guaranteed).*

Meet Our Newest Exclusive Enterprise Partners:


RYNO & POWUR
Powur
RYNO IRWIN
C.E.O. HAWAII UNIFIED INDUSTRIES
01:57
vimeo


Validation For 2025 Bull Case!


07:25

These two exclusive contracts represent over $350M in potential revenue for Powur over the next 36 months, if both companies achieve their minimum performance targets. This is an extremely positive sign Powur can achieve our upside financial forecast. We have dozens of other opportunities like this, and believe Powur could sign 10-15 more of these multi-hundred million dollar exclusive agreements with top solar contractors across the country.

The time for the Powur Platform to partner exclusively with the best local and regional EPC's, to join forces, and create more value together, is here. The capital invested in this offering will go to an enterprise product development team that will accentuate our advantages serving this market and build a competitive moat so others never catch us.

Why Invest Now

We believe Powur has a direct line of sight into our next 10x growth opportunities. We've proven we can scale. We've proven that, even during the tough times, we can improve the fundamentals of our business, increasing average revenue per project, increasing gross profit per project, restructuring to maximize efficiency, and continuing to be

one of the financially strongest companies in the industry.

Now it is time to get more aggressive as greater demand comes back, and as Powur rolls out our Enterprise platform capabilities directly to larger contractors to leverage. We see a path to become one of the top 3 residential solar companies in the world within the next 24-36 months. And we're offering investors a chance to buy into the company at the bottom of this cycle, right before interest rates start getting lower, right before demand increases substantially, and right before valuations start going through the roof again.

We're already seeing valuations increasing dramatically for the leading publicly traded solar companies. Sunrun is nearing $5 billion, while Sunnova market cap has grown over 100% from their Q2 low.



Why Invest Now
Market Capitalization of Sunnova vs Sunrun (Last 12 Months)
Market Cap (Billion USD)
Sunnova
Sunrun
October 2023
November 2023
December 2023
January 2024
February 2024
March 2024
April 2024
May 2024
June 2024
July 2024
August 2024
September 2024
Month
Low Point
Current
Growth From Low
SUNNOVA
$437M (May 2024)
$1.443B (Sep 2024)
330%
SUNRUN
$1.926B (Oct 2023)
$4.806B (Aug 2024)
250%

All indications are lined up for 2025 to be a big growth year for the industry. And we think we're going to outperform that growth by an order of magnitude. **Powur is poised to not only grow to $250 million of revenue in 2025, but to do so at significantly higher margins.**

While we are committed to making these projections a reality, forward-

looking projections cannot be guaranteed.

Powur Valuation

We're offering investors a chance to buy into Powur at a $100 million valuation, when three years ago we sold equity at a $225 million valuation, and arguably **we are better and more positioned to capture a larger piece of this market in every way.** This is a significant opportunity for any investor looking to take advantage of the macro cycle.

WHY INVEST NOW

Investing in Powur Today Represents Significant Upside Potential Over Public Company Peers.

Companies	TTM Revenue	Market Cap	Rev Multiplier
powur	$239M	$100M	0.42
sunrun	$2.06B	$4.323B	2.10
ENPHASE	$1.42B	$15.098B	10.63
sunnova	$773.08M	$1.451B	1.88
nextracker	$2.74B	$5.499B	2.01
AMERESCO	$1.51B	$1.9B	1.26

WHY INVEST NOW

Powur could see significant upside on our valuation multiple during the next market boom cycle

2021 Bull Cycle Multipliers

Companies	TTM Revenue	Market Cap	Rev Multiplier
powur	$187M	$225M	1.20
sunrun	$1.61B	$7.10B	4.41
ENPHASE	$1.382B	$24.68B	17.86
sunnova	$0.24B	$3.13B	13.04
AMERESCO	$1.2B	$4.19B	3.49

(Forward-looking projects cannot be guaranteed)

Powur has never been greedy with our equity or valuation. We believe our value is priced conservatively, as **we genuinely want to help create REAL WEALTH for our community, and the people who have believed in us, supported us, and contributed to our success.** This current offering from Powur represents our desire to give everyone in our community even greater upside potential as we embark on the most exciting phase of the company's journey yet.

Road To IPO

Powur is dead serious about our ambitions to become a publicly traded company. We began the process in Q1 23, and missed the market window. This was a substantial experiential lesson and we now know you must be fully prepared to take advantage of market cycles.

We are remaining in constant contact with our investment banking partners, staying lock sync on the right moment for Powur to strike. As soon as we have visibility to the revenue, growth, and valuation targets that will empower a massively successful funding event... *we believe we will be ready.* It is our belief that the market window will start to open again in 2H 25', and our intention is by Q1 26' Powur can execute a Pre-IPO fundraise. The purpose of this raise will be to find the right

institutional investor to anchor us through the IPO process, to invest in the next major opportunity for the Powur business model, which may be to own deeper aspects of the solar value chain (I am restricted by how much I can share), and to open up a liquidity opportunity for current investors by allowing secondary sale of shares during this fundraise.

A successful late-stage funding for Powur would start the clock on our road to IPO. And providing the company continues to execute on its goals post the Pre-IPO fundraise, our target would be to complete the IPO in 24 months or less from the fundraise (not guaranteed).


IPO
Road to IPO
Target: $100-$150M Pre IPO Fundraise
Valuation: $300-600M
Target ROI Pre IPO Fundraise: 3-6x
Target ROI at IPO: 10-20x
1. 2025
Achieve Forecast
2. 1H 26
Time Open Window
3. 2H 26
Execute Pre IPO Raise
4. 2026 | 2027
Achieve Forecast
5. 2028
Execute IPO
(Forward-looking projects cannot be guaranteed)

Longer Term

While it's important for investors to understand the short term roadmap, I do not consider the next 3 years to be Powur's biggest opportunity. Given what Powur has been able to accomplish in the last 10 years... *it's remarkable to think where the company could be 10 years*

from today. It is my goal to create "Vision Holders"... those that see the long term vision of Powur and are interested in supporting the company to continue to climb to new heights.

How many new products could Powur introduce on its platform?

How many verticals could Powur enter with its current enterprise contractor model?

What additional geographies could Powur expand into?

What is the potential for total individual sales users on Powur's platform?

What is the potential for total enterprise users on Powur's platform?

What are the adjacent partnership opportunities across other industries, verticals, or companies which Powur's products and platform might be synergistic with?

Bill Gates Famously said... **"You overestimate what you can do in one year, and underestimate what you can do in 10."**


We see a vision for Powur to become a $10B platform by the end of the next decade, offering a suite of products decarbonizing the home, empowering local contractors, and enabling a mass sales force of individuals and sales organizations.

Once we nail it in the U.S., we will expand the model internationally. The truth is, the opportunity for Powur over the next few decades *could be wildly bigger than anything the current stakeholders can even imagine.* I hope to be around 20-30 years from today, continuing to bring this vision into reality.

Invest Today

By investing in Powur today, you're not only buying into a company that's poised for explosive growth, but you're also joining a movement that's enabling society's transition to sustainable energy.

Join us as a vision holder. Help us build the next phase of Powur's platform, as we attempt to scale from $1 billion to $10 billion in revenue over the next decade. Together, we'll leave our mark on this industry, create lasting impact, and build a legacy we can all be proud of.



Jonathan Budd

Powur CEO & Founder

Appendices:

- **Appendix A - Investors FAQs**